EXHIBIT 99.1

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by management of the Company and approved by the Company’s Audit Committee. The Company’s independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity’s auditors.

2

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position.		4
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		5
Condensed Interim Consolidated Statements of Changes in Equity.		6
Condensed Interim Consolidated Statements of Cash Flows.		7

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2.	BASIS OF PRESENTATION AND PREPARATION	9
3.	ARRANGEMENT AND TRANSFER OF ASSETS	10
4.	SEGMENTED INFORMATION	12
5.	CASH AND RESTRICTED CASH EQUIVALENTS	12
6.	MARKETABLE SECURITIES	12
7.	EQUIPMENT	13
8.	MINERAL PROPERTIES	15
9.	INVESTMENT IN ASSOCIATE	18
10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	18
11	SHARE CAPITAL	19
12.	NON-CONTROLLING INTEREST	21
13.	CAPITAL RISK MANAGEMENT	23
14.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	23
15.	FINANCIAL RISK MANAGEMENT DISCLOSURES	24
16.	RELATED PARTY DISCLOSURES	25
17.	KEY MANAGEMENT PERSONNEL COMPENSATION	26
18.	SUPPLEMENTAL CASH FLOW INFORMATION	27
19.	CONTINGENCIES	27
20.	EVENTS AFTER THE REPORTING DATE	27

3

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars) (Unaudited)

As at		March 31,	December 31,
	Notes	2022	2021
Assets
Current assets
Cash	5	$854,649	$579,508
Receivables		19,458	79,036
Prepaid expenses		86,337	103,931
Assets held for spin-off	3	-	40,052,477
Marketable securities	6	3,837,048	-
		4,797,492	40,814,952
Non-current assets
Restricted cash equivalents		34,500	34,500
Reclamation deposits		21,055	21,055
Equipment	7	38,040	41,035
Mineral properties	8	22,030,976	21,134,876
Investment in associate	9	20,360,240	-
		$47,282,303	$62,046,418
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	10	$3,079,311	$2,502,139
Liabilities associated with assets held for spin-off	3	-	6,816,407
		3,079,311	9,318,546
Non-current liabilities
Provision for closure and reclamation		2,037,731	2,037,731
		5,117,042	11,356,277
Equity
Share capital	11	184,979,302	214,790,904
Reserves		26,599,987	26,335,247
Deficit		(169,414,028)	(191,935,861)
Equity attributable to owners of parent		42,165,261	49,190,290
Equity attributable to non-controlling interests	12	-	1,499,851
		$47,282,303	$62,046,418

Contingencies (Note 19)

Events after the reporting date (Note 20)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

4

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended March 31,
	Notes	2022	2021
General and Administrative Expenses
Advertising and promotion		$48,784	$208,935
Consulting and management fees	16	83,360	52,500
Depreciation and accretion		824	9,649
Director fees	16	34,828	24,300
Insurance		21,416	24,167
Office and administration		22,116	30,005
Professional fees		153,101	109,620
Salaries and benefits	16	141,704	116,835
Share-based payments	11	251,075	91,370
Stock exchange and shareholder services		62,325	64,360
Travel and accommodation		5,197	4,500
		(824,730)	(736,241)
Other Items
Costs in excess of recovered coal		(84,486)	(92,543)
Foreign exchange gain		61,777	241,292
Share of loss from equity accounted investments	9	(692,749)	-
Fair value gain/(loss) on marketable securities	6	(118,367)	1,600,000
Loss on sale of marketable securities	6	(29,757)	-
Gain on transfer of spin-out assets	3	24,210,145	-
		23,346,563	1,748,749
Net Income/(Loss) for Period		22,521,833	1,012,508
Comprehensive Income/(Loss) for Period		22,521,833	1,012,508
Gain/(Loss) Per Common Share,
basic		$1.15	$0.10
diluted		$1.14	$0.10
Weighted Average Number of Common Shares Outstanding,
basic		19,657,051	19,005,225
diluted		19,777,401	19,005,225

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

5

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Share Issuable	Reserves	Deficit	Total Shareholders' Equity (Deficiency)	Non-controlling interest	Total Equity (Deficiency)
Balance, December 31, 2020	18,051,883	$197,612,182	$-	$24,852,022	$(185,106,147)	$37,358,057	$-	$37,358,057
Private placements, net of share issue costs	1,000,000	3,676,125	-	-	-	3,676,125	-	3,676,125
Shares issued for property acquisition	536,363	2,386,815	-	-	-	2,386,815	-	2,386,815
Shares issuable for property acquisition	-	-	3,818,003	-	-	3,818,003	-	3,818,003
Exercise of stock options	10,500	53,113	-	(24,288)	-	28,825	-	28,825
Exercise of warrants	471,189	1,189,401	-	-	-	1,189,401	-	1,189,401
Warrants issued for property acquisition	-	-	-	723,845	-	723,845	-	723,845
Share-based payments	-	-	-	153,282	-	153,282	-	153,282
Gain for period	-	-	-	-	1,012,508	1,012,508	-	1,012,508
Balance, March 31, 2021	20,069,934	$204,917,636	$3,818,003	$25,704,860	$(184,093,639)	$50,346,860	$-	$50,346,860
Balance, December 31, 2021	24,124,945	$214,790,904	$-	$26,335,247	$(191,935,861)	$49,190,289	$1,499,851	$50,690,141
Exercise of warrants	10,000	26,000	-	-	-	26,000	-	26,000
Bonus Shares	187,049	235,682	-	-	-	235,682	-	235,682
Share-based payments	-	-	-	264,740	-	264,740	-	264,740
Gain for period	-	-	-	-	22,521,833	22,521,833	-	22,521,833
Transfer of net assets pursuant to spin-out	-	(30,073,284)	-	-	-	(30,073,284)	(1,499,851)	(31,573,135)
Balance, March 31, 2022	24,321,994	$184,979,302	$-	$26,599,987	$(169,414,028)	$42,165,261	$-	$42,165,261

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

6

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars) (Unaudited)

	Three Months Ended March 31,
	Notes	2022	2021
Operating Activities
Net gain for period		$22,521,833	$1,012,508
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion		824	9,649
Share-based payments	11	251,075	91,370
Loss on sale of marketable securities	6	29,757	-
Unrealized loss/(gain) on marked-to-market securities	6	118,367	(1,600,000)
Share compensation for services	11	235,682	-
Gain on transfer of spin-out assets	3	(24,210,145)	-
Share of loss from equity accounted investments	9	692,749	-
		(359,858)	(486,473)
Changes to working capital items
Receivables		59,578	26,498
Prepaid expenses and reclamation deposits		17,594	14,153
Accounts payable and accrued liabilities	10	414,381	352,339
Cashflows From Operating Activities		131,695	(93,483)
Investing Activities
Mineral property expenditures	8	(1,137,297)	(10,678,995)
Purchase of marketable securities	6	-	(1,000,000)
Cashflows From Investing Activities		(1,137,297)	(11,678,995)
Financing Activities
Proceeds from share issuance, net of share issue costs	11	-	3,676,125
Proceeds from sale of Reserved Shares	6	1,254,743	-
Proceeds from exercise of stock options	11	-	28,825
Proceeds from exercise of warrants	11	26,000	1,189,401
Lease payments		-	(9,388)
Cashflows From Financing Activities		1,280,743	4,884,963
Net decrease in cash		275,141	(6,887,516)
Cash - beginning of period		579,508	7,608,149
Cash - end of period		$854,649	$720,633

Supplemental cash flow information (Note 18)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company”, “Silver Elephant” or “ELEF”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”. The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia (“the Triunfo Project”). The Company also owns or holds 100% interests in each of the following projects: (a) the Titan vanadium-titanium-iron project located in Ontario, Canada, (b) the Sunawayo silver-zinc-lead project in Bolivia, (c) the Ulaan Ovoo coal project located in Mongolia, and (d) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. (“Flying Nickel”); (iii) one common share of Nevada Vanadium Mining Corp. (“Nevada Vanadium”); and (iv) two common shares of Battery Metals Royalties Corp. (“Battery Metals”).

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at March 31, 2022, the Company has a deficit of $169 million. The operations of the Company were primarily funded by the issuance of capital stock and proceeds from option and warrant exercises.

The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financings or generate profitable operations in the future. These material uncertainties may cast significant doubt on the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue its business.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

8

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS (cont’d…)

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of these consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk

2. BASIS OF PRESENTATION AND PREPARATION

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2021 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2021. These unaudited interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on May 12, 2022.

(b) Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(c) Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements. Unless otherwise stated, these policies have been consistently applied to all period presented.

(d) Basis of consolidation and equity accounting

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are deconsolidated from the date that control ceases. All intercompany balances, transactions, income and expenses, and profits or losses are eliminated on consolidation. Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

2. BASIS OF PRESENTATION AND PREPARATION (cont’d…)

(d) Basis of consolidation and equity accounting (cont’d…)

Under the equity method of accounting, an equity investment is initially recorded at cost or at fair value and subsequently adjusted to reflect the Company’s share of the net profit or loss of the associate in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income as defined in IAS 28 – Investments in Associates. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The carrying amount of equity-accounted investments is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

3. ARRANGEMENT AND TRANSFER OF ASSETS

On January 14, 2022, pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel (iii) one common share of Nevada Vanadium and (iv) two common shares of Battery Metals.

As a result of the Arrangement:

i.	certain royalties hold by the Company in certain projects were transferred into its own entity, Battery Metals Royalty Corp in exchange for the issuance of 1,785,430 RoyaltyCo shares;
ii.

spun-out the Minago Project into its own entity, Flying Nickel Mining Corp. in exchange for the issuance of 50,000,000 NickelCo shares, and the assumption of certain liabilities related to the underlying assets;

iii.

and spun-out the Gibellini Project into its own entity, Nevada Vanadium Mining Corp. in exchange for the issuance of 50,000,000 VanadiumCo shares, and the assumption of certain liabilities related to the underlying assets; and

iv.	Battery Metals purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,750 RoyaltyCo shares to ELEF.

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo and the Triunfo projects in Bolivia, the Titan project in Canada, the Ulaan Ovoo and the Chandgana projects in Mongolia and 31,730,110 shares of Battery Metals (representing 39.7%) as a subsidiary; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in Canada; (3) Nevada Vanadium, holding a 100% interest in the Gibellini project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

As a result of the Arrangement, the Company acquired 39.7% of Battery Metals issued and outstanding shares and, through other relationships, was determined to have had de facto control over Battery Metals following completion of the Arrangement. Accordingly, the Company consolidated the results of Battery Metals from January 14, 2022.

Also, as a result of the Arrangement and Consolidation, each the Company option and warrant holder (the “Holder”) is entitled to receive, upon exercise of each such warrant and option (“January 14, 2022 Options and Warrants”) at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the “Reserved Shares”); and one share of ELEF. There were 11,644,256 Reserved shares as at January 14, 2022. The Company has not included these reserved shares in its ownership calculation of SpinCos as there is no certainty if the Company will become owners of those shares.

The Arrangement resulted in de-consolidation of Nevada Vanadium, and Flying Nickel from the Company’s financial statements.

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

3. ARRANGEMENT AND TRANSFER OF ASSETS (cont’d…)

Accordingly, the company has:

•	Derecognized the assets and liabilities of Flying Nickel and Nevada Vanadium at their carrying amounts on January 14, 2022;

•	Remeasured the spin-out assets and liabilities at their fair value;

•	In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to the Company shareholders at fair value with the difference between that value and the carrying amount of the net assets recorded to consolidated statements of operations and comprehensive loss.

The net assets transferred to Flying Nickel were valued at $34,848,410 which was based on the Flying Nickel placement completed at $0.70 per share less costs to spin-out. The net assets transferred to Nevada Vanadium were valued at $19,848,410 which was based on a subsequent Nevada Vanadium placement announced at $0.40 per share less costs to spin-out. The fair value of the certain royalties transferred to Battery Metals was valued at total $2,599,083 which was based on a deemed RoyaltyCo share price at $0.35 per share less costs to spin-out.

During the year-ended December 31, 2021, and three months ended March 31, 2022, the Company incurred $454,769 in transaction costs related to the Arrangement which were equally applied to each spin-out subsidiary.

The carrying value of the net assets transferred to spun-out companies consisted of the following assets and liabilities:

Assets and liabilities disctirbuted	Flying Nickel	Nevada Vanadium	Battery Metals	Total
Current assets
Cash	$7,514,182	$12,675	$-	$7,526,857
Prepaid expenses	-	2,172	-	2,172
Equipment	-	65,490	-	65,490
Mineral properties	16,458,495	16,068,671	-	32,527,166
Accounts payable and accrued liabilities	(645,491)	(39,775)	-	(685,266)
Flying Nickel subscription receipts, net	(6,350,658)	-	-	(6,350,658)

Net assets distributed	$16,976,527	$16,109,233	$-	$33,085,760
Fair value of net assets distributed	34,848,410	19,848,410	2,599,083	57,295,904
Gain on transfer of spin-out assets	$17,871,883	$3,739,178	$2,599,083	$24,210,145

The Arrangement resulted in a reduction of share capital of the Company amounting to $30,073,284.

11

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

4. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

	March 31, 2022
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	7,406	-	2,488	28,146	38,040
Mineral properties	-	-	-	22,030,976	22,030,976
	$7,406	$-	$23,543	$22,059,122	$22,090,071

	December 31, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	5,111	-	7,391	28,533	41,036
Mineral properties	-	-	-	21,134,876	21,134,876
	$5,111	$-	$28,446	$21,163,409	$21,196,966

5. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	March 31, 2022	December 31, 2021
Cash	$854,649	$579,508
Restricted cash equivalents	34,500	34,500
	889,149	614,008

Restricted Cash Equivalents

As at March 31, 2022, a guaranteed investment certificate of $34,500 (December 31, 2021 - $34,500) has been pledged as collateral for the Company’s credit card.

6. MARKETABLE SECURITIES

As a result of the Arrangement, each the Company option and warrant holder (the “Holder”) is entitled to receive, upon exercise of each such warrant and option (“January 14, 2022 Options and Warrants”) at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the “Reserved Shares”), and one share of ELEF (Note 3).

As at January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel – 2,911,064, Nevada Vanadium – 2,911,064, and Battery Metals - 5,822,128) Reserved Shares were valued at $5,239,915. The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares currently held by the Company on behalf of the Holders in order to obtain working capital. During the three months ended March 31, 2022, the Company sold 1,835,000 Flying Nickel Reserved Shares for a total proceeds of $1,254,743.

12

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

6. MARKETABLE SECURITIES (cont’d…)

	March 31, 2022	December 31, 2021
Balance, beginning of period	-	-
Additions	5,239,915	-
Disposals	(1,254,743)	-
Realized loss on disposal	(29,757)	-
Unrealized loss on mark-to market	(118,367)	-
Balance, end of period	3,837,048	-

7. EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.

The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at March 31, 2022 (December 31, 2021- $Nil) remains unchanged.

The following table summarizes information regarding the Company’s equipment as at March 31, 2022 and December 31, 2021 and 2020:

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

7. EQUIPMENT (cont’d...)

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, December 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Depreciation for year	1,122	13,716	29,854	2,583	47,275
Balance, December 31, 2021	$101,928	$265,828	$172,226	$13,137	$553,119
Carrying amount at December 31, 2021	$-	$13,017	$82,169	$11,339	$106,525
Cost transfer to held for sale	$-	$(2,012)	$(70,539)	$(24,476)	$(97,027)
Depreciation transfer to held for sale	-	1,078	17,322	13,137	31,537
Carrying amount ransfer to held for sale, Note 3	$-	$(934)	$(53,217)	$(11,338)	$(65,490)
Carrying amount at December 31, 2021	$-	$12,083	$28,952	$-	$41,035
Cost
Balance, December 31, 2021	$101,928	$276,833	$183,856	$-	$562,617
Balance, March 31, 2022	$101,928	$276,833	$183,856	$-	$562,617
Accumulated depreciation
Balance, December 31, 2021	$101,928	$264,750	$154,904	$-	$521,582
Depreciation for period	-	2,230	766	-	2,996
Balance, March 31, 2022	$101,928	$266,980	$155,670	$-	$524,578
Carrying amount at March 31, 2022	$-	$9,853	$28,186	$-	$38,040

14

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES

	Pulacayo	Gibellini*	Sunawayo	Triunfo	Minago*	Total
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$31,806,594
Additions:
Acquisition cost	$-	$-	$-	$-	$16,011,151	$16,011,151
Deferred exploration costs:
Licenses, tax, and permits	5,200	390,098	-	-	54,276	449,574
Geological and consulting	2,532,970	1,547,810	765,728	209,260	334,648	5,390,416
Personnel, camp and general	384,021	789,578	-	-	52,580	1,226,179
	2,922,191	2,727,486	765,728	209,260	441,504	7,066,169
Balance, December 31, 2021	20,461,952	16,017,567	1,278,816	672,925	16,452,655	54,883,914
Impairment	-	-	(1,278,816)	-	-	(1,278,816)
Transfer to held for sale, Note 3	-	(16,017,567)	-	-	(16,452,655)	(32,470,222)
Balance, December 31, 2021	$20,461,951	$-	$-	$672,925	$-	$21,134,876
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	-	-	-	-	-	-
Geological and consulting	565,217	51,104	-	236,905	5,840	859,067
Personnel, camp and general	93,978	-	-	-	-	93,978
	659,195	51,104	-	236,905	5,840	953,045
Transfer of spin-out assets, Note 3	-	(51,104)	-	-	(5,840)	(56,944)
Balance, March 31, 2022	$21,121,146	$-	$-	$909,830	$-	$22,030,976

*Mineral properties transferred to spin-out.

15

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the “Pulacayo Project”).

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the “Pulacayo MPC”) between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

•	the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
•	the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
•	the Company re-initiated active exploration and drilling program on the property;
•	the Company completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

16

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont’d...)

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021

During the year ended December 31, 2021, the Company suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. As such, the Company has determined there is an indicator of potential impairment of the carrying value of the Sunawayo property as the option agreement is no longer in good standing. As a result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As at December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of income (loss) and comprehensive income (loss).

The impaired value of $Nil for deferred exploration costs at Sunawayo property at March 31, 2022 (December 31, 2021- $Nil) remains unchanged.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”). The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”).

On June 15, 2021, the Company paid US$50,000 to maintain their Purchase Right to the Triunfo Vendor.

If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

•	the Residual Interest may be extinguished for US$300,000;
•	the Residual Interest may be reduced by 4% for US$250,000;
•	the Residual Interest may be reduced by 3% for US$200,000;
•	the Residual Interest may be reduced by 2% for US$150,000; or
•	the Residual Interest may be reduced by 1% for US$100,000.

17

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

8. MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

On January 14, 2022, pursuant to the Arrangement the Gibellini property was spun-out to Nevada Vanadium Mining Corp. (Note 3). For details on the Gibellini Project, please refer to Note 15 of the Annual Financial Statements.

Minago Project, Canada

On January 14, 2022, pursuant to the Arrangement the Minago Project was spun-out to Flying Nickel Mining Corp. (Note 3). For details on the Gibellini Project, please refer to Note 15 of the Annual Financial Statements.

9. INVESTMENT IN ASSOCIATE

	March 31, 2022	December 31, 2021
Investment in Associate
Initial recognition	$21,052,989	$-
Share of net loss reported by associate	(692,749)	-
	$20,360,240	$-

As a result of the Arrangement, the Company acquired 39.7% of Battery Metals issued and outstanding shares (Note 3) and, through other relationships, was determined to have had de facto control over Battery Metals following completion of the Arrangement. Accordingly, the Company consolidated the results of Battery Metals from January 14, 2022.

Significant judgements and assumptions.

Upon completion of the Arrangement, Battery Metals had 80,000,000 common shares outstanding, holding a 2% royalty in each of the assets referenced above (note 3), and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments. Investment in associate was recognized at its fair value as of the date of the Arrangement. The Investment in Associate is accounted under the equity method.

A determination of whether a parent has control over a subsidiary requires Management to make significant judgment, taking into account several facts and circumstances based on its legal ownership interest, board representation and through an analysis of the parent’s participation in entities’ policy making process. Management of Battery Metals has been in a process of assessment whether it has a control over Flying Nickel and Nevada Vanadium including but not limited to its voting rights, the ability to influence the financial and operating activities and the ability to benefit from its financial performance. The control assessment determines which entities are consolidated in a Battery’s financial statements and therefore may also affect ELEF reported results, cash flows and financial position.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	March 31,	December 31,
	2022	2020
Trade accounts payable	$1,708,027	$2,460,953
Accrued liabilities	-	41,186
Due to related party	1,371,284	-
	$3,079,311	$2,502,139

18

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. SHARE CAPITAL

(a) Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2021, the Company had 24,321,994 (December 31, 2021 – 24,124,945) Common Shares issued and outstanding.

On January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new share for each ten (10) old shares. All common share, warrant, option and per share amounts have been retroactively adjusted.

(b) Equity issuances

During the three months ended March 31, 2022

Pursuant the Company’s equity incentive plant dated September 1, 2021, the Company issued 187,049 bonus shares with a fair value of $1.26 per Common Share to the company’s directors, officers, employees, and consultants valued at $235,682.

A total of 10,000 share purchase warrants with an exercise price of $2.60 were exercised for total proceeds of $26,000.

During the three months ended March 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares at a value of $2,386,815 was issued on February 9, 2021. A further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021 (Note 9). The Company recorded the obligation to issue the Consideration shares in equity at a value of $3,818,003.

4,711,890 Common Share purchase warrants were exercised for total proceeds of $1,189,401 and 105,000 stock options were exercised for total proceeds of $28,825.

(c) Share-based compensation plan

The Company has a 10% rolling equity-based compensation plan in place, as approved by the Company’s shareholders on September 10, 2021 (the “2021 Plan”). Under the 2021 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 20,947,753 of the Company’s Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the 2021 Plan will be issued under, and governed by, the terms and conditions of the 2021 Plan. The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

19

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. SHARE CAPITAL (cont’d…)

(c) Share-based compensation plan (cont’d…)

The following is a summary of the changes in the Company’s stock options from December 31, 2020 to March 31, 2022:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2020	1,027,250	$3.10
Granted	680,000	$2.60
Expired	(5,000)	$2.00
Cancelled	(25,000)	$2.60
Exercised	(99,500)	$2.10
Outstanding, December 31, 2021	1,577,750	$3.00
Expired	(62,000)	$4.90
Cancelled	(52,500)	$3.07
Outstanding, March 31, 2022	1,463,250	$3.11

As of March 31, 2022, the following the Company stock options were outstanding:

Exercise	Expiry	Options Outstanding	Exercisable	Unvested
Price	Date
$2.60	September 22, 2026	615,000	153,750	461,250
$3.70	May 24, 2026	30,000	11,250	18,750
$5.00	August 17, 2025	60,750	45,563	15,188
$2.20	May 4, 2025	196,875	172,266	24,609
$4.40	November 1, 2024	110,000	110,000	-
$2.00	July 29, 2024	144,875	144,875	-
$3.30	October 17, 2023	61,000	61,000	-
$2.80	April 6, 2023	59,750	59,750	-
$3.10	February 20, 2023	20,000	20,000	-
$3.50	September 1, 2022	86,000	86,000	-
$3.30	June 12, 2022	79,000	79,000	-
		1,463,250	943,453	519,797

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company. The three months ended March 31, 2022, included $251,075 (same period 2021 - $91,370) in share-based payment costs related to stock options expensed as general and administrative expenses and $13,664 (same period 2021 - $61,912) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.46; expected life – 4.4 years; expected volatility – 106%; and expected dividends – Nil.

20

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

11. SHARE CAPITAL (cont’d…)

(d) Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2020 to March 31, 2022:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2020	2,657,107	$2.30
Issued	335,405	$4.50
Expired	(254,691)	$2.60
Exercised	(1,268,341)	$2.60
Outstanding, December 31, 2021	1,469,480	$2.50
Expired	(11,666)	$2.60
Exercised	(10,000)	$2.60
Outstanding, March 31, 2022	1,447,814	$2.39

As of March 31, 2022, the following share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of warrants March 31, 2022
$4.76	February 8, 2023	300,000
$1.60	May 20, 2023	496,200
$1.60	May 1, 2023	463,800
$2.60	October 21, 2022	14,100
$2.60	September 22, 2022	21,305
$2.60	June 13, 2022	52,159
$2.60	April 12, 2022	100,250
		1,447,814

12. NON-CONTROLLING INTEREST

As at December 31, 2021, the equity attributable to the 99.99% non-controlling interest in Flying Nickel, whose principal place of business is British Columbia, is $1,499,851 (2020 - $Nil, 2019 - $Nil).

On November 30, 2021, pursuant to the Company’s Plan of Arrangement (Note 7 to the Annual Financial Statements), Flying Nickel, completed its offering (“Flying Nickel Offering”) for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt.

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:

21

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

12. NON-CONTROLLING INTEREST (cont’d…)

•	each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and
•	each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023. Pursuant to the terms and conditions of the Agency Agreement, Flying Nickel incurred a cash commission to the Agents of $610,019, and will issue 803,684 Share purchase warrants as an agents’ fee in relation with the Offering. The fair value of $252,680 of the issued warrants was determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.96%; (2) expected life of two years; (3) expected volatility of 83%, and (4) dividend yield of nil.

On December 31, 2021, $1,534,176 gross proceeds were released from escrow upon converting an aggregate 1,992,437 FT Subscription Receipts into 1,992,437 FT Shares at a price of $0.77 per share. Flying Nickel incurred agents’ fees of $109,948 in connection with the FT Shares. Flying Nickel used the residual value method to calculate the fair value of the tax deduction attached with the FT Shares and recorded a flow-through liability of $139,471. As at December 31, 2021, Flying Nickel had not incurred any expenditures towards the flow-through liability included in assets held for sale at year-end (Note 7). $37,586 of Flying Nickel warrants were issued in relation to the FT Shares and recorded as share issuance costs. The remaining warrants issuable of $215,094 were recorded as equity attributable to non-controlling interest and added to deferred transaction costs to be included in the spin-out. The remaining gross subscription receipts of $7,065,823, net of cash deferred transaction costs of $500,071 are also included in assets held for sale (Note 7 to the Annual Financial Statements).

The following table presents changes in equity related attributable to the 99.99% non-controlling interest in Flying Nickel:

Non-controlling interest
Balance, December 31, 2019	$-
Balance, December 31, 2020	$-
Flying Nickel FT shares and warrants, net of share issuance cost	1,284,757
Flying Nickel warrants issuable	215,094
Balance, December 31, 2021	$1,499,851
Spin out	(1,499,851)
Balance, March 31, 2022	$-

As at December 31, 2021, 2020 and 2019, and for the years ended December 31, 2021, 2020 and 2019, summarised financial information about Flying Nickel was as follows:

The loss allocated to non-controlling interest based on an ownership interest of 99.99% (2020 – 0%, 2019 – 0%) of $Nil (2020 - $Nil, 2019 - $Nil) was due to the change in ownership interest occurring on December 31, 2021. Therefore, all loss incurred in the year ended December 31, 2021 was attributable to the Company.

22

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

13. CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended March 31, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, March 31, 2022	$854,649	$-	$-
Cash, December 31, 2021	$579,508	$-	$-

23

SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…)

Fair Value Measurements (cont’d…)

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the period ended March 31, 2022.

The Company’s financial assets and financial liabilities are categorized as follows:

	March 31, 2022	December 31, 2021
Fair value through profit or loss
Cash	$854,649	$7,608,149
Amortized cost
Receivables	$19,458	$79,036
Restricted cash equivalents	$34,500	$34,500
Reclamation deposits	$21,055	$21,055
	$908,607	$7,742,740
Amortized cost
Accounts payable	$3,079,311	$2,502,139

15. FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at March 31, 2022, the Company had a cash balance of $854,649 (December 31, 2021 – $579,508). As at March 31, 2022 the Company had accounts payable and accrued liabilities of $3,079,311(December 31, 2021 - $2,502,139), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2022. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

15. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c) Market risk (cont’d…)

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at March 31, 2022, with other variables unchanged, a 10% (December 31, 2021 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $162,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $86,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $78,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

16. RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of the Company, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company.

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

16. RELATED PARTY DISCLOSURES (cont’d…)

A summary of related party transactions by related party is as follows:

	Three Month Ended March 31,
Related parties	2022	2021
Directors and officers	$197,891	$236,573
Linx Partners Ltd.	202,523	105,000
MaKevCo Consulting Inc.	11,876	7,100
Sophir Asia Ltd.	11,476	5,900
	$423,766	$354,573

A summary of the transactions by nature among the related parties is as follows:

	Three Month Ended March 31,
Related parties	2022	2021
Consulting and management fees	$275,086	$52,500
Directors' fees	34,828	24,300
Mineral properties	35,229	181,023
Salaries	78,624	96,750
	423,766	$354,573

As at March 31, 2022, amounts due to related parties were $85,475 (December 31, 2021 - $68,888) represent $15,475 payable to the Company directors and $70,000 payable to Linx Partners Ltd. and included in accounts payable and accrued liabilities.

The Company has entered into Services Agreement with Flying Nickel, Nevada Vanadium and Battery Metals, pursuant to which companies will provide each other with general, technical and administrative services, as reasonably requested. As at March 31, 2022 amount payable to Flying Nickel was $465,281, amount payable to Nevada Vanadium was $906,003 and included in accounts payable and accrued liabilities.

17. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Month Ended March 31,
Key Management Personnel	2022	2021
Salaries and short term benefits	$98,348	$110,485
Directors' fees	34,828	24,300
Share-based payments	148,316	138,392
	$281,493	$273,176

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SILVER ELEPHANT MINING CORP. Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian Dollars) (Unaudited)

18. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31,
	2022	2021
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on property acquisition	$-	$2,386,815
Shares issuable for property acquisition	$-	$3,818,003
Warrants issued for mineral property	$-	$723,845
Bonus shares	$235,682	$-
Fair value gain on marketable securities	$-	$1,600,000
Fair value loss on marketable securities	$118,367	$-
Depreciation included in mineral property	$2,172	$26,521
Mineral property expenditures included in accounts payable	$968,765	$764,245
Share-based payments capitalized in mineral properties	$13,664	$61,912
Reclassification of contributed surplus on exercise of options	$-	$24,289

19. CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.

As a result of the Arrangement, each of the Company option and warrant holder (the “Holder”) is entitled to receive, upon exercise of January 14, 2022 Options and Warrants at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the “Reserved Shares”); and one share of ELEF

As at January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel – 2,911,064, Nevada Vanadium – 2,911,064, and Battery Metals - 5,822,128) Reserved Shares. The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares currently held by the Company on behalf of the Holders in order to obtain working capital. Any Reserved Shared held in-trust, but not delivered, due to the expiry of unexercised January 14, 2022 Options and Warrants shall be returned to the Company, of which none have been returned to date. As of March 31, 2022, Management is unable to assess the likely results and potential liabilities related to the Reserved Shares.

20. EVENTS AFTER THE REPORTING DATE

On March 31, 2021, the Company entered into a binding letter of intent (the “LOI”) with Battery pursuant to which the Battery proposes to acquire a 45% equity interest of ELEF’s wholly owned Mega Thermal Coal Corp.(formerly Asia Mining Inc.) (“Mega Coal”), which owns and operates the Ulaan Ovoo and Chandgana thermal coal mines in Mongolia through Mega Coal’s wholly-owned Mongolian subsidiaries. The LOI was amended effective May 12, 2022. The proposed transaction (“Transaction”) includes the following key terms:

(a)	ELEF will transfer to Mega Coal: 9,000,000 RoyaltyCo common shares;
(b)	Battery will issue 16,000,000 common shares to ELEF;
(c)	Battery will complete a concurring private placement for gross proceeds of approximately $2,000,000; and
(d)	Battery will complete a listing on the TSX Venture Exchange or Canadian Securities Exchange.

Closing of the Transaction will be subject to such corporate and/or regulatory approvals as may be required, including the approval of the TSX, and such other requirements as may be applicable under applicable laws and the policies of the TSX, including, if applicable, approval of the shareholders of Silver Elephant and/or Battery Metals.

Consequent to the period end, the Company sold 922,000 Flying Nickel Reserved Shares for total proceeds of $416,543.

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